United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-7010

Attn: Jenifer Gallagher

July 2, 2010

Re:	Rockwell Diamonds Inc
Form 20-F for the Fiscal Year Ended February 28, 2009 filed on September 14, 2009
File No. 000-30588

Dear Ms. Gallagher,

We are in receipt of your letter (“Comment Letter”) dated November 19, 2009, requesting that we provide the Securities and Exchange Commission (the “Commission”) with certain additional information regarding matters discussed in the Form 20-F for the fiscal year ended February 28, 2009 filed with the Commission by Rockwell Diamonds Inc on September 14, 2009.

Our responses to your questions are indicated below:

Item 1 (Cover)

We have revised the Form 20-F for the fiscal year ended February 28, 2009 and will re-submitted an amended Form 20-F on Edgar to include a checkmark for “Other” basis of accounting to prepare the financial statements.

We have also included in the amended Form 20-F a statement on the cover indicating the number of common shares outstanding as of the close of the period covered by the annual report.

Item 2 (Controls and Procedures, page 104)

We have revised the statement in the amended Form 20-F to include a statement indicating that there were changes in our internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.

Item 3 (Exhibits 12.1 and 12.2)

We have revised the certifications in Exhibits 12.1 and 12.2 to comply with Rule 13a-14(a).

Item 4 (Report on Independent Registered Public Accounting Firm)

A revised report from KPMG Inc. together with the report from the predecessor auditor on the corresponding years will be filed with the amended Form 20-F.

Item 5 (Note 3 – Significant Accounting Policies)

The Company currently uses the South African Rand as its functional currency and Canadian dollar as its reporting currency. The accounting policy note (k) foreign currency translation has been amended as follows to clarify the Company’s accounting policy on foreign currencies:

“For self-sustaining operations exchange gains or losses arising on the translation from its functional currency to the Company’s reporting currency are presumed not to have a direct effect on the activities of the reporting enterprise and are incorporated in the financial statements of the reporting enterprise as a separate component of shareholders equity. As the Company’s reporting currency is the Canadian dollar, gains or losses on translation from functional to reporting currency are recorded in other comprehensive income (loss), which is a separate component of shareholders equity.”

Item 6 (Note 17 – Differences between Canadian and United States Generally Accepted Accounting Principles)

This issue was discussed during a conference call with the SEC on Friday, January 15, 2010 at 8:00AM Pacific and remains unresolved until further notification from the SEC.

Item 7 (Engineering Comments – Information on the Company, page 11)

We have included under Item 4 D Heading “Basis for Unit of Production and Depletion of Mineral Resources by Rockwell” the following information:

  Rockwell uses a 2mm cut off grade in the metallurgical stone size used to develop resource estimates.
  Rockwell’s grades for resource estimates incorporate losses due to mining dilution and process efficiencies.
  All mines are owned 74% by Rockwell as indicated in the Form 20-F on Page 19 Section B Business Overview.
  The quantities are disclosed for 100% ownership
  A resource depletion statement.
  The achieved value of the diamonds sales is used to represent the average diamond value for the resource at a fixed time.

Please note that Rockwell does not have a metallurgical recovery factor as the company does not have assay data from which it can determine recovery factors. All losses are accounted for in the grade. In addition we would like to point out that there are no currency conversion factors used in our resource determination, all sales take place in US$ and resource values are determined in the same currency. We did not add footnotes regarding this in the amended Form 20-F.

If you have further questions or need additional information, please contact Desmond Morgan, Chief Financial Officer, at 27(11)481-7250. Thank you for your time and consideration.

Sincerely,

ROCKWELL DIAMONDS INC

/s/ Desmond Morgan

Desmond Morgan
Chief Financial Officer